FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 24, 2009 regarding announcement on new director candidates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date April 24, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Hitachi Announces New Directors

Tokyo, April 24, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced new directors in accordance with a decision taken at a meeting of Nominating Committee convened today, and is subject to approval at Hitachi’s Ordinary General Meeting of Shareholders in June 2009.

1. Director Candidates <Proposed at Hitachi’s Ordinary General Meeting of Shareholders in June 2009> [* New]

< Board Director (Chair)>

Tadamichi Sakiyama, currently Director

<Director>

*	Takashi Kawamura, currently Representative Executive Officer, Chairman, President and Chief Executive Officer

Michiharu Nakamura, currently Director

*	Takashi Miyoshi, currently Representative Executive Officer, Executive Vice President and Executive Officer

<Outside Director>

Yoshie Ota, currently Outside Director, Advisor, Japan Institute of Workers’ Evolution

Mitsuo Ohashi, currently Outside Director, Chairman of the Board, Showa Denko K.K.

Akihiko Nomiyama, currently Outside Director, Special Advisor, NIPPON MINING HOLDINGS, INC.

Kenji Miyahara, currently Outside Director, Special Advisor, Sumitomo Corporation

Tohru Motobayashi, currently Outside Director, Lawyer, Partner, Ihara & Motobayashi

<Director>

Takeo Ueno, currently Director, Advisor, Hitachi Via Mechanics, Ltd.

Shungo Dazai, currently Director, Chairman of the Board, Hitachi Construction Machinery Co., Ltd.

Michihiro Honda, currently Director, Chairman of the Board, Hitachi Metals, Ltd.

Each committee is scheduled to be composed of the following members (Chairman underlined)

•	Nominating Committee:

Takashi Kawamura, Yoshie Ota, Mitsuo Ohashi, Tohru Motobayashi

•	Audit Committee:

Tadamichi Sakiyama, Yoshie Ota, Akihiko Nomiyama, Kenji Miyahara, Michiharu Nakamura

•	Compensation Committee:

Takashi Kawamura, Akihiko Nomiyama, Kenji Miyahara, Tohru Motobayashi

Hitachi had announced on March 16 the potential appointment of Takashi Kawamura to the position of Chairman of the Board. Due to the new appointment of Tadamichi Sakiyama as Board Director (Chair), the Company has decided not to have a Chairman of the Board in place.

2. Resigning Directors

Etsuhiko Shoyama, currently Board Director (Chair)

•	Scheduled to be appointed to Chairman Emeritus of Hitachi, Ltd., after the Company’s Ordinary General Meeting of Shareholders in June 2009.

Kazuo Furukawa, currently Director, Representative Executive Officer, Vice Chairman and Executive Officer

•

Scheduled to resign Representative Executive Officer, Vice Chairman and Executive Officer and to be appointed to Senior Corporate Adviser of Hitachi, Ltd., after the Company’s Ordinary General Meeting of Shareholders in June 2009.

Toyoaki Nakamura, currently Director, Representative Executive Officer, Senior Vice President and Executive Officer

•	Scheduled to continue Representative Executive Officer, Senior Vice President and Executive Officer.

3. Biography of New Director Candidates

Takashi Kawamura

1. Date of Birth	:	December 19, 1939

2. Education

March, 1962	:	Graduated from Electrical Engineering Department, Faculty of Engineering, Tokyo University

3. Business Experience

April, 2009	:	Representative Executive Officer, Chairman, President and Chief Executive Officer

June, 2007	:	Chairman of the Board, Hitachi Maxell, Ltd. Chairman Emeritus, Hitachi Software Engineering Co., Ltd. Resigned Director of Hitachi, Ltd.

June, 2006	:	Chairman of the Board, Hitachi Software Engineering Co., Ltd.

June, 2005	:	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (currently Hitachi Plant Technologies, Ltd.)

June, 2003	:	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.

April, 2003	:	Director

April, 1999	:	Executive Vice President and Representative Director

June, 1997	:	Executive Managing Director and Group Executive of Power Group

June, 1995	:	Director and Group Executive of Electric Utility Sales Operations Group

June, 1992	:	General Manager of Hitachi Works

November, 1987	:	Division Manager of Thermal Power Engineering Division, Power Group

April, 1962	:	Joined Hitachi, Ltd.

Takashi Miyoshi

1. Date of Birth	September 25, 1947

2. Education

March, 1970	Graduated from the Faculty of Economics, Kyoto University

3. Business Experience

April, 2009	Representative Executive Officer, Executive Vice President and Executive Officer

June, 2008	Director, Representative Executive Officer, President and Chief Executive Officer of Hitachi Systems & Services, Ltd.

April, 2008	Executive Vice President and Executive Officer of Hitachi Systems & Services, Ltd.

June, 2007	Chairman of the Board of Hitachi Global Storage Technologies, Inc.

April, 2007	Director

April, 2006	Representative Executive Officer, Executive Vice President and Executive Officer and Director, Chief Hitachi Group Headquarters

June, 2004	Senior Vice President and Executive Officer and Director, General Manager of Finance

April, 2004	Senior Vice President and Executive Officer, General Manager of Finance

June, 2003	Executive Officer, General Manager of Finance

June, 2002	General Manager of Finance Department I

June, 2001	General Manager of Finance, Semiconductor & Integrated Circuits

January, 2000	Deputy General Manager and Department Manager of Finance, Finance & Distribution Systems

December, 1995	Department Manager of Accounting Control Department, Office Systems Division

April, 1970	Joined Hitachi, Ltd.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #